Mail Stop 4561

      August 31, 2005

Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, MD  20706

Re:  	Vocus, Inc.
	Amendment No. 2 to Form S-1
      Filed on August 5, 2005
	File No. 333-125834

Dear Mr. Rudman:

    We have reviewed your responses and have the following comments.
Comments 1 through 7 below relate to our comment letter dated July 18, 2005. The remaining comments relate to our comment letter dated
July 15, 2005. Feel free to call us at the telephone numbers listed at the end of this letter with any questions or concerns you may have.

General
1. See prior comment 3. Please amend the paragraph following the table of contents to specifically acknowledge your responsibility to ensure that the information in the prospectus is materially complete and accurate throughout the prospectus delivery period.

Summary
2. See prior comment 7 in our letter dated July 18, 2005. It appears that the references to the PR services market expenditures take into account a market much larger than your target market. Your revised disclosure attempts to better define how your niche market fits within the broader scope of the reports you cite; however, it does so in vague and non-quantified terms. It appears therefore that because the market for your software product is more limited than the market the study references, inclusion of this information in the summary section, which must be limited to key aspects of the offering, is not appropriate. This discussion, if retained, should be moved to an appropriate section in the body of the prospectus, such as the business section.
3. In addition, to the extent the reference to the $110 billion market is retained, please expand the discussion to clarify that this reference to market size represents the company`s estimate of a market and to explain in the manner supplementally provided how the estimate was reached. Further, please provide a more detailed comparison of the market described to the market for which the company provides goods and services.

Risk Factors
4. See prior comment 13. Please revise the risk factor to quantify the increase in growth the company has experienced for all relevant periods as discussed in MD&A. Disclose the total growth increase for the company both in percentage and in numbers of new hires.

Vocus, Inc. and Subsidiaries Consolidated Financial Statements
5. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X. Also include an updated consent from your independent accountants.

Management`s Discussion and Analysis
6. We reissue in part prior comments 17, 18 and 22. Please revise the disclosure to state whether prices changed over the three-year period, and if so, to identify what the impact of the price changes were from year to year on the fluctuations in revenues. The revised discussion on page 31 as to the average revenue per customer remaining stable does not address whether there were changes in prices or changes in volume. And what, for example, was the effect that the increase in price discussed under revenues for the years ended December 31, 2003 and 2002 on page 32 on the revenues, compared to the volumes sold? Please review the disclosure and revise as appropriate. Management`s Discussion and Analysis should provide management`s views on the ways in which changes from period to period impacted the company`s performance and the factors it believes significantly influenced the results. Please address the comments raised by enhancing the disclosure with respect to management`s evaluation of how the company performed given the underlying business conditions you have identified.
7. See prior comment 21. The percentage increase, without a baseline understanding of the number of employees in each segment, lacks appropriate context. Please revise to disclose the number of employees hired in each segment. As for the 40% increase in professional services personnel, why was this increase double the increases in other areas? Was the increase related to an attempt to increase coverage geographically, to specified new contracts, or were there other reasons?

Liquidity and Capital Resources
8. We reissue prior comment 24 in part. Please file the call agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, which requires the filing of "any contract to which . . . security holders
named in the registration statement . . . are parties. . . ."
Please
note additionally that Item 601(b)(10) requires filing of a
contract
where the registrant or its subsidiary "has a beneficial interest"
as
with the call agreement.  Moreover, the fact that the contract will
be terminated with the consummation of the offering does not cause it
to fall outside of the reach of Item 601(b)(10), which covers contracts to be performed in whole or in part "at or after the filing of the registration statement. . . ."

Business
9. See prior comment 28. Tell us whether the IDC report you now cite as a source of claims regarding cost savings is generally available to the public at nominal or no payment.
10. See prior comment 29. To provide more balanced disclosure regarding the costs savings associated with your products and services, please include a discussion in the business section describing the process by which the cost of product enhancements are passed on to customers.

Additional Information
11. Please be advised that the Commission no longer maintains public reference rooms outside of Washington, D.C.

Exhibits
12. We note that you have filed a number of material agreements in response to prior comment 36 but have not included any discussion or summary of the material terms in the business section of the prospectus. Clarify how you determined that these agreements are material to the company? For each material agreement, please expand the disclosure to describe the material terms or provide us with your analysis as to why such disclosure is not warranted.

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page F-13
13. You indicate in response to prior comment number 13 from our comment letter dated July 15, 2005 that in order to value the common stock issued in connection with the PAT acquisition, you used a valuation based on a contemporaneous equity transaction. Your disclosure on page F-14 indicates that you used a market approach. Please reconcile this disclosure with your response.

Note 9. Employee Benefit Plans, page F-18
14. You indicate in response to prior comment number 17 that option grants between November 2004 and February 2005 were based on the November 2004 Valuation Report. In maintaining the fair value of your common stock during this time period, tell us how you considered significant intervening events within the Company and the broader market. For example, we note that during this period you acquired Gnossos, obtained a revolving line of credit and completed the Series
C round of financing.
15. You indicate in response to prior comment number 18 that you obtained contemporaneous independent valuations. Considering that the valuations for February 2004, November 2004, and March 2005 were all prepared after the date of the valuations, explain to us why you consider these to be contemporaneous valuations. In this regard, contemporaneous signifies at or around the valuation date. Refer to
Chapter 7 of the AICPA`s Audit and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation"
(the "Practice Aid").
16. We note your response to prior comment number 18 in which you have addressed how you considered the disclosure guidance in paragraphs 179-182 of the Practice Aid. Tell us what consideration was given to also disclosing in the notes to financial statements whether the valuations used to determine the fair value of common stock were contemporaneous or retrospective as recommended in paragraph 179(b) of the Practice Aid.

    	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at 202-551-3479 or Melissa Walsh at 202-551-3224, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via facsimile:  202-261-0149
      Stephen A. Riddick, Esq.
      Greenberg Traurig, LLP
      800 Connecticut Avenue, N.W.  Suite 500
      Washington, D.C.  20006
??

??

??

??

Richard Rudman
Vocus, Inc.
August 31, 2005
Page 1